Exhibit 3.1

CERTIFICATE OF FORMATION

OF

GORGON NEWCO, LLC

This Certificate of Formation of Gorgon NewCo, LLC (the “Company”), dated as of November 9, 2018, has been duly executed and is being filed by Brian Lee, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et. seq.).

FIRST: The name of the Company is Gorgon NewCo, LLC.

SECOND: The registered office of the Company in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County. The name of the registered agent of the Company at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation in accordance with the Delaware Limited Liability Company Act.

By:	/s/ Brian Lee
Brian Lee
Authorized Person